Rule 424(b)(3)
                                                  No. 333-84273

PROSPECTUS
                 STREICHER MOBILE FUELING, INC.
                1,350,000 SHARES OF COMMON STOCK

                        -----------------

     We issued 1,150,000 warrants in our initial public offering in December 1996. We also granted to the underwriter of our initial public offering an option to purchase 100,000 shares of common stock and 100,000 warrants. This prospectus covers the common stock issuable upon exercise of the warrants and the underwriter's option, including the shares issuable upon exercise of the underlying warrants.

     The warrants are exercisable until 5:00 p.m., New York time, on December 11, 2002 at an exercise price of $6.90 per share of common stock, subject to adjustment in certain events. The underwriter's option is exercisable until 5:00 p.m., New York time, on December 11, 2002 at an exercise price of $9.30 per share of common stock and $.19375 per warrant, subject to adjustment in certain events. The exercise price of the underwriter's warrants is $9.30 per share of common stock.

     We may redeem the warrants, at a redemption price of $0.01 per warrant, if the average closing bid price of our common stock equals or exceeds $10.50 per share for twenty consecutive trading days.

     For more information concerning the terms of the warrants and the underwriter's option, see "Description of the Warrants and Underwriter's Option" on page 8.

     Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "FUEL," and the warrants are quoted on The Nasdaq SmallCap Market under the symbol "FUELW." On November 28, 2001, the closing price of our common stock was $1.25 per share and the closing price of the warrants was $0.06 per warrant.

                        -----------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DESCRIPTION OF
CERTAIN MATTERS WHICH YOU SHOULD CONSIDER BEFORE INVESTING IN OUR
COMMON STOCK.

                        -----------------



     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR
COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

        The date of this Prospectus is November 29, 2001

                      ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. This prospectus provides you with a general description of our warrants and common stock issuable upon exercise of the warrants and underwriter's option. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information."

     SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates by reference statements about our future which are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors which could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus or any other document incorporated by reference are forward-looking. In some cases, you can identify these forward-looking statements by terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. In evaluating these statements, you should specifically consider various factors, including the risks outlined under the caption "Risk Factors" in this prospectus. You should pay particular attention to the cautionary statements involving our history of losses, our capital requirements, our expansion and acquisition strategies, competition and government regulation. These factors and the others set forth under "Risk Factors" may cause our actual results to differ materially and adversely from any forward-looking statement.

                        -----------------
                        TABLE OF CONTENTS
                                                             PAGE
About This Prospectus                                           2
Special Note Regarding Forward-Looking Statements               2
Prospectus Summary                                              3
Risk Factors                                                    4
Use of Proceeds                                                 7
Legal Matters                                                   8
Experts                                                         9
Where You Can Find More Information                             9
-----------------

                       PROSPECTUS SUMMARY

     Because this is a summary, it may not contain all information which may be important to you. You should read this entire prospectus, including the information incorporated by
reference, before making an investment decision.    You should
pay special attention to the risks of investing in our common stock as discussed under "Risk Factors." When used in this prospectus, the terms "we," "our" and "us" refer to Streicher Mobile Fueling, Inc.

                 STREICHER MOBILE FUELING, INC.

     We are an outsourcing value added refueling service for vehicle fleets, primarily customers operating large fleets of vehicles (such as governmental agencies, utilities, major trucking lines, hauling and delivery services and national courier services). Custom fuel trucks deliver fuel on a regularly scheduled or as needed basis directly to vehicles at customers' locations, assuring our customers a dependable supply of fuel at competitive fuel prices and service fees. We utilize a proprietary electronic fuel management system to measure, record and track fuel dispensed to each vehicle fueled at a customer location allowing verification of the amount of fuel delivered and providing customers with fleet fuel data for management analysis and tax reporting. Our fuel management system also reduces the risk of employee theft by dispensing fuel only to authorized vehicles.

     We believe that our mobile fueling services provide several economic and other advantages to our customers, including:

  o eliminating the costs and potential environmental liabilities associated with equipping and maintaining fuel storage and dispensing facilities

  o reducing labor and administrative costs associated with fueling vehicles

  o providing centralized control over fuel usage and inventories

     We presently operate from 15 locations in 5 states. As of September 30, 2001, we operated a fleet of over 100 fuel trucks, serviced approximately 850 customer locations and delivered fuel at a rate of approximately 5.0 million gallons per month.

     We are a Florida corporation. Our principal executive office is located at 800 West Cypress Creek Road, Suite 580, Ft.
Lauderdale, Florida 33309, and our phone number is (954) 308-
4200.

                          THE OFFERING

Securities Offered           1,350,000 shares of common stock,
                             consisting of:
                               o 1,150,000 shares of common
                                 stock issuable upon exercise
                                 of our outstanding warrants,
                               o 100,000 shares of common stock
                                 issuable upon exercise of an
                                 option granted to the underwriter
                                 of our initial public offering, and
                              o  100,000 shares of common stock
                                 underlying the warrants issuable
                                 upon exercise of the underwriter's
                                 option.

Offering Price Per Share     The price per share of the common
                             stock offered hereby is:
                              o  $6.90 for the common stock issuable
                                 upon exercise of our outstanding
                                 warrants, and
                              o  $9.30 for the common stock issuable
                                 upon exercise of the underwriter's
                                 option, including the shares issuable
                                 upon exercise of the underlying
                                 warrants.

Use of Proceeds              We will use the net proceeds of
                             this offering for general corporate
                             purposes, including working  capital.

Trading                      Our common stock is quoted on the
                             Nasdaq SmallCap Market under the
                             symbol "FUEL."  The warrants are quoted
                             on the Nasdaq SmallCap Market under the
                             symbol "FUELW."


                          RISK FACTORS

     You should carefully read and consider the following factors and other information included or incorporated by reference in this prospectus before investing in our common stock.

WE HAVE A HISTORY OF LOSSES AND MAY INCUR FURTHER LOSSES.

     In July 2001 we changed our fiscal year-end from January 31 to June 30. The five-month transition period of February 1, 2001 through June 30, 2001 preceded the start of our new fiscal year. We incurred a net loss of $1.3 million during the fiscal year ended January 31, 2001, $2.0 million for the five month transition period ended June 30, 2001 and $307,000 for the three month period ended September 30, 2001. While we had net income of $472,000 during fiscal 2000, we also incurred net losses of $1.1 million during fiscal 1999 and $475,000 during fiscal 1998. We received "going concern" audit opinions on our financial statements for fiscal 2001 and fiscal 2000. As of September 30, 2001, we had a retained deficit of $5.0 million. Our growth over the past several years and our negative cash flows from operating activities have been financed by bank borrowings, private sales of common stock and equipment financing. Our operating expenses have increased as business has grown and can be expected to continue to increase. We cannot assure you that we will operate profitably in the future.

OUR BUSINESS IS CAPITAL INTENSIVE.

     Our business is capital intensive and we may require additional capital in order to operate and expand. We have used long-term and working capital financing to fund capital expenditures for fuel trucks and related equipment and to carry customer accounts receivable. Our debt may increase in the future if we borrow additional funds for working capital or to finance corporate growth. If we are unable to obtain sufficient additional capital in the future, we may have to limit our growth and may not be able to pay for all of our operating expenses.

     Effective May 1, 2001 we renewed and extended our $10,000,000 line of credit agreement with BankAtlantic to April 30, 2002. The interest rate on this line of credit fluctuates with the prime lending rate, and if interest rates rise, we will have greater interest costs. Since January 2001 we obtained $2.8 million of equity capital from the private placement of common stock and $2.4 million from the issuance of convertible subordinated promissory notes. If we raise additional funds by issuing additional shares of common stock, our shareholders may experience significant dilution.

THE VALUE OF OUR COMMON STOCK MAY FLUCTUATE.

     The shares of our common stock are thinly traded on the NASDAQ system which might make it difficult for you to sell your shares at a predictable price or at all. Additionally, this can result in volatility in the market price of the shares. Our quarterly operating results, changes in general conditions of the economy and the financial markets or other developments affecting our business could cause the market price of our common stock to fluctuate, thus making it difficult to sell the shares.

OUR  BUSINESS  IS  SENSITIVE TO FLUCTUATIONS IN DIESEL  FUEL  AND
GASOLINE PRICES.

     Diesel fuel and gasoline are commodities, the wholesale prices of which are subject to volatility in response to changes in supply or other market conditions over which we have no control. We endeavor to sell fuel to our customers at prices in excess of wholesale costs. Our margins from the sale of fuel fluctuate as a result of changes in the wholesale procurement cost of diesel fuel and gasoline. If we cannot pass on future increases in wholesale prices of diesel fuel and gasoline to our customers, we may experience decreases in our margins and associated losses.

WE MAY NOT BE ABLE TO SUCCESSFULLY EXPAND OUR BUSINESS.

     A significant element of our growth strategy is to expand our business into additional major and secondary metropolitan areas. We also plan to increase the amount of business in markets we currently serve. Our ability to expand our business will largely depend on whether we can:

     o demonstrate the benefits of mobile fueling to potential new customers;

     o successfully establish and operate new locations;

     o hire and retain qualified management, marketing, operating and other personnel;

     o obtain adequate financing for capital expenditures and working capital purposes;

     o secure reliable sources of product supply on a timely basis and on commercially reasonable credit terms; or

     o effectively manage our growth.

       We cannot assure you that we will be able to successfully enter new markets or expand our business in markets we currently serve.

OUR ACQUISITION STRATEGY HAS CERTAIN RISKS.

     Our acquisition strategy is subject to the following risks:

      o  We  may  not  be  able to identify  additional  suitable
acquisition   candidates  available  for   sale   at   acceptable
prices and terms.

      o  Acquisitions  may  cause  a disruption  in  our  ongoing
business,   distract  our  management  and  make   it   difficult
to    maintain    our   operating   standards,    controls    and
procedures.

      o  We  may  not  be able to consummate any  acquisition  or
successfully   integrate  the  services  and  personnel   of   an
acquisition into our operations.

      o  We  may  be required to incur additional debt  or  issue
equity   securities,   which  may   be   dilutive   to   existing
shareholders.

OUR  PRESIDENT AND OTHER KEY PERSONNEL ARE VITAL TO OUR  BUSINESS
AND THESE KEY PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE.

     Our future success will be largely dependent on the continued services and efforts of Richard E. Gathright, our President and Chief Executive Officer, and other key management, operating, marketing, sales and financial personnel. The loss of the services of Mr. Gathright or other key personnel could seriously harm us. Our success and plans for future growth will also depend on our ability to attract and retain additional qualified management, operating, marketing, sales and financial personnel. If we are unable to hire or retain these personnel our business may suffer.

WE COULD LOSE ONE OF OUR MAJOR CUSTOMERS.

     Revenue from our three largest customers totaled approximately $12.1 million in fiscal 2001, $13.4 million in fiscal 2000 and $10.8 million in fiscal 1999. Our business could be adversely affected if we lost one or more of these customers.

WE DO NOT HAVE WRITTEN AGREEMENTS WITH MOST OF OUR CUSTOMERS.

     We do not have written agreements with most of our customers and these customers can terminate our mobile fueling services at any time and for any reason. Our business could be adversely affected if we lost major customers or experienced a high rate of service terminations.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete for customers with other providers of fueling services, including several regional operators and numerous small independent operators. We believe some of our existing competitors have significantly greater financial and marketing resources. We also compete for customers whose drivers fuel their own vehicles at retail gas stations. We also may encounter competition from major oil companies which distribute fuel and other similar petroleum products, which are larger, more established and have greater financial, marketing and other resources.

     Our ability to compete depends on many factors, some of which are outside of our control. These factors include product and service prices, reliability, credit terms, name recognition, delivery time, quality of service and administrative support. We cannot assure you that we will remain competitive.

OUR INSURANCE MAY NOT BE ADEQUATE.

     Our operations involve hazards and risks related to handling, storing and transporting diesel fuel and gasoline, which are classified as hazardous materials. Although we believe that our current insurance coverage is adequate, we cannot assure you that our coverage will be sufficient to protect us from liabilities and expenses that may arise from claims for personal and property damage arising in the ordinary course of our business. We also cannot assure you that we will be able to maintain our current levels of insurance or that we will be able to insure our operations at economical prices.

OUR BUSINESS IS SUBJECT TO NUMEROUS GOVERNMENT REGULATIONS.

     Our business is subject to numerous federal, state and local laws. We cannot determine the extent to which our future operations and earnings may be affected by new legislation, new regulations or changes in existing regulations. The technical requirements of these laws and regulations are becoming increasingly expensive, complex and stringent. These laws may impose penalties or sanctions for damages to natural resources or threats to public health and safety. Such laws and regulations may also expose us to liability for the conduct of or conditions caused by others, or for our own acts, even if they were in compliance with all applicable laws at the time such acts were performed. Sanctions for noncompliance may include revocation of our permits, corrective action orders, administrative or civil penalties and criminal prosecution. Certain environmental laws provide for joint and several liability for remediation of spills and releases of hazardous substances. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources.

     The transportation of diesel fuel and gasoline is subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. These regulatory authorities have broad powers, and we are subject to regulatory and legislative changes that can affect the economics of our industry by requiring changes in operating practices or influencing the demand for, and the cost of providing, our services. Among other things, our drivers must possess a commercial drivers license with a hazardous materials endorsement. We are also subject to the rules and regulations of the Hazardous Materials Transportation Act. For example, our drivers and their equipment must comply with DOT's pre-trip inspection rules, documentation requirements and limitations on the amount of fuel transported as well as driver time limitations. Additionally, we are subject to DOT inspections which occur at random intervals. If we are found to have materially violated DOT rules or the Hazardous Materials Transportation Act, we could be subject to citations and/or fines.

     We depend on the supply of diesel fuel and gasoline from the petroleum industry. Therefore, we are affected by changing taxes, price controls and other laws and regulations relating to the petroleum industry generally.

     Although we believe that we are in substantial compliance with existing laws and regulations, we cannot assure you that we will not incur substantial costs for compliance with such laws and regulations in the future. Moreover, it is possible that future laws and regulations, such as stricter environmental laws, regulations and enforcement policies, will result in our incurring additional, presently unquantifiable, costs or liabilities.

CHANGES  IN ENVIRONMENTAL REQUIREMENTS MAY REDUCE THE MARKET  FOR
OUR SERVICES.

     We expect to derive a significant amount of our future business by converting to mobile fueling customers fleet operators which currently utilize underground fuel storage tanks for their fueling needs. Under current federal regulations, the owners of such underground storage tanks are required to remove or retrofit such tanks to comply with technical requirements pertaining to their construction and operation. If other, more economical means, of compliance are developed or adopted by owners of underground storage tanks, our opportunity to market our services to these owners may be adversely affected.

WE DO NOT PLAN TO PAY DIVIDENDS.

     We intend to retain any future earnings for use in the development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                         USE OF PROCEEDS

     The maximum proceeds to us from this offering would be approximately $9.9 million. This assumes that all of our outstanding warrants are exercised, and the underwriter's option is exercised (including the warrants underlying the underwriter's option). We estimate that our expenses in connection with this offering will be approximately $25,000, not including warrant solicitation fees, if any.

     We will use the net proceeds of this offering, to the extent that the warrants are exercised, for general corporate purposes, including working capital.


                      PLAN OF DISTRIBUTION

GENERAL

     This offering is being made by Streicher Mobile Fueling and is not underwritten. We will issue the shares of common stock offered pursuant to this prospectus from time to time, if and when our outstanding warrants or the underwriter's option are properly exercised.

     In connection with our initial public offering, we agreed to pay Argent Securities, Inc. a warrant solicitation fee equal to 5% of the exercise price of the warrants exercised. We will pay this warrant solicitation fee if all of the following conditions are met:

  o the market price of our common stock on the date that any warrant is exercised is greater than the exercise price of the warrant;

  o  the exercise of such warrant was solicited by Argent
Securities;

  o  if the warrant was held in a discretionary account, Argent
Securities received prior specific written approval for exercise from its customer;

  o Argent Securities disclosed this compensation to the warrant holder prior to or upon the exercise of the warrant;

  o Argent Securities' solicitation of the exercise is not in violation of the Exchange Act;

  o Argent Securities provided bona fide services in exchange for the warrant solicitation fee; and

  o Argent Securities has been specifically designated in writing by the holder of the warrants as the broker.

     We are not required to pay the warrant solicitation fee if to do so would be inconsistent with the guidelines of the NASD and the rules and regulations of the SEC.

      DESCRIPTION OF THE WARRANTS AND UNDERWRITER'S OPTION

WARRANTS

     The warrants were issued under a warrant agreement dated as of November 29, 1996, between us and American Stock Transfer & Trust Company, as warrant agent. The following summarizes some, but not all, of the provisions of the warrants. You should refer to the warrant agreement for the definitive terms and conditions of the warrants. The warrant agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     Each warrant entitles the holder to purchase one share of common stock at a exercise price of $6.90 per share. The warrants expire at 5:00 p.m., New York time, on December 11, 2002.

     The number of shares of common stock that may be purchased upon exercise of the warrants will be adjusted if we make a dividend distribution to our stockholders or subdivide, combine or reclassify our outstanding shares of common stock. In addition, the exercise price of the warrants will be adjusted if we issue additional common stock or rights to acquire common stock at a price per share that is less than the current market price per share of common stock. For this purpose, the term "current market price" means the average of the daily closing prices for the twenty consecutive trading days ending three days prior to the issuance or record date. However, the exercise price of the warrants will not be adjusted if we issue options under our stock option plans, or if we issue common stock upon exercise of these options, the underwriter's option (or the warrants issuable to the underwriter when it exercises this option) or any other options or warrants that were outstanding as of December 11, 1996. The exercise price of the warrants will also be adjusted if we consolidate or merge and make a distribution to our stockholders of our assets or evidences of indebtedness (other than cash or stock dividends).

     We may redeem the warrants, at a redemption price of $0.01 per warrant, at any time upon thirty days' prior written notice, if the average closing bid price of our common stock equals or exceeds $10.50 per share for twenty consecutive trading days.

     We may at any time extend the exercise period of the warrants. If we do so, we will give written notice of the extension to the warrant holders prior to the expiration date in effect at the time of the extension. Also, we may reduce the exercise price of the warrants for limited periods or through the end of the exercise period if our Board of Directors deems it appropriate. We do not presently contemplate any extension of the exercise period or a reduction in the exercise price of the warrants.

UNDERWRITER'S OPTION

     In connection with our initial public offering we sold Argent Securities, Inc., the underwriter, an option to purchase up to 100,000 shares of common stock at $9.30 per share and warrants at an exercise price of $.19375 to purchase an additional 100,000 shares, at an exercise price of $9.30 per share. The underwriter's option expires at 5:00 p.m., New York time, on December 11, 2002. The exercise price of the warrants subject to the underwriter's option and the number of shares of common stock covered by these warrants, are subject to adjustment on similar terms as our other outstanding warrants.

                          LEGAL MATTERS

     Greenberg Traurig, P.A., Miami, Florida provided us with an opinion as to legal matters in connection with the common stock offered by this prospectus.

                             EXPERTS

     The consolidated financial statements and schedule of Streicher Mobile Fueling, Inc. as of January 31, 2001 and 2000, and for each of the years in the three-year period ended January 31, 2001, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the January 31, 2001 financial statements contains an explanatory paragraph that states that the Company has incurred an operating loss for the current fiscal year and these losses have continued in periods subsequent to year end. These losses and the reduction in the Company's cash reserves have raised substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

               WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we later file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act until this offering is completed:

    o   Our Annual Report on Form 10-K for the fiscal year  ended
January 31, 2001;

    o Our Transition Report on Form 10-QT for the transition period from February 1, 2001 to June 30, 2001;

    o Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001; and

    o   The  description  of our Common Stock  contained  in  the
Registration  Statement  on  Form  8-A  filed  on   December   5,
1996, under Section 12(g) of the Exchange Act.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                 Streicher Mobile Fueling, Inc.
             800 West Cypress Creed Road, Suite 580
                 Fort Lauderdale, Florida  33309
                      Attention:  Secretary
                         (954) 308-4200

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is not an offer of our common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.